Exhibit 99.1

21Vianet Group, Inc. Reports First Quarter 2015 Unaudited Financial Results

1Q15 Net Revenues Up 46.8% YOY to RMB860.1 Million

1Q15 Adjusted EBITDA Up 47.8% YOY to RMB166.9 Million

Live Conference Call to be Held at 8:00 PM U.S. Eastern Time, May 26, 2015

BEIJING, May 26, 2015 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier-neutral internet data center services provider in China, today announced its unaudited financial results for the first quarter of 2015. The Company will hold a conference call at 8:00 p.m. Eastern Time on May 26, 2015. Dial-in details are provided at the end of the release.

First Quarter 2015 Financial Highlights

•	Net revenues increased by 46.8% to RMB860.1 million (US$138.7 million) from RMB586.0 million in the comparative period in 2014.

•	Adjusted EBITDA[1] increased by 47.8% to RMB166.9 million (US$26.9 million) from RMB112.9 million in the comparative period in 2014.

Mr. Josh Chen, Founder, Chairman and Chief Executive Officer of the Company, stated, “Our year is off to a solid start with demand for our internet data center (“IDC”) and cloud businesses driving top-line revenue growth and EBITDA expansion. For our IDC business, we had a strong quarter of cabinet sales and a robust pipeline. We further expanded our data center portfolio to a total of 22,024 cabinets at the end of the first quarter, representing a growth of 46.1% year-over-year. In the first quarter, we also extended the commercial operator agreement for public cloud services with Microsoft for four additional years. The extension further strengthens our leadership position in China’s cloud computing services market and speaks to our unique competitive advantage in the market. However, we also experienced some softness in our MNS and CDN businesses this quarter, due to stronger than expected seasonality and the continued industry-wide decline in bandwidth prices. We are actively working with our customers and suppliers to further optimize our cost structure and address these challenges. As we enter seasonally strong second half of 2015, we are confident in our ability to re-accelerate our growth and continue executing on our strategies to capture a greater share of the growing data center and cloud services markets.”

Mr. Shang-Wen Hsiao, Chief Financial Officer of the Company, commented, “We began the year with another quarter of solid growth, with total revenues growing by 46.8% year-over-year and adjusted EBITDA growing by 47.8% year-over-year. Our adjusted operating expenses as a percentage of revenues decreased from the fourth quarter of 2014. In addition, we continue to effectively manage our working capital, as days-sales-outstanding (“DSO”) remained stable at 78 days in the first quarter of 2015. Furthermore, we completed the equity investments from Kingsoft, Xiaomi, and Temasek. These transactions not only provide us with capital that further strengthens our financial position, but also afford us additional opportunities in our IDC business and related services. Recognizing the ongoing expansion of internet usage, mobile traffic, and cloud services demand in China, we believe we are well-equipped to address the growing data needs of our customers and further improve our top line growth and profitability.”

[1]	Adjusted EBITDA is a non-GAAP financial measure, which is defined as EBITDA excluding share-based compensation expenses and changes in the fair value of contingent purchase consideration payable and EBITDA is defined as net profit (loss) from operations before income tax expense (benefit), foreign exchange gain, other expenses, other income, interest expense, interest income and depreciation and amortization.

First Quarter 2015 Financial Results

REVENUES: Net revenues for the first quarter of 2015 increased by 46.8% to RMB860.1 million (US$138.7 million) from RMB586.0 million in the comparative period in 2014.

Net revenues from hosting and related services increased by 51.6% to RMB613.2 million (US$98.9 million) in the first quarter of 2015 from RMB404.4 million in the comparative period in 2014, primarily due to contributions from acquisitions, an increase in the total number of cabinets under management, as well as an increase in demand for the Company’s cloud computing services, partially offset by the softness in CDN services and the transition to a Value Added Tax (“VAT”) system. Net revenues from managed network services increased by 35.9% to RMB246.9 million (US$39.8 million) in the first quarter of 2015 from RMB181.6 million in the comparative period in 2014 primarily driven by the contributions from acquisitions, which was partially offset by network grooming efforts and the transition to a VAT system.

GROSS PROFIT: Gross profit for the first quarter of 2015, increased by 43.4% to RMB230.3 million (US$37.2 million) from RMB160.6 million in the comparative period in 2014. Gross margin for the first quarter of 2015 was 26.8%, compared with 27.4% in the comparative period in 2014. The decrease in gross margin was primarily due to a seasonal fluctuation in CDN revenues and the continued softness in MNS business.

Adjusted gross profit, which excludes share-based compensation expenses and amortization of intangible assets derived from acquisitions, increased by 59.4% to RMB272.7 million (US$44.0 million) from RMB171.1 million in the comparative period in 2014. Adjusted gross margin increased to 31.7% in the first quarter of 2015 from 29.2% in the comparative period in 2014.

OPERATING EXPENSES: Total operating expenses decreased by 2.3% to RMB274.5 million (US$44.3 million) from RMB280.9 million in the comparative period in 2014. Adjusted operating expenses, which exclude share-based compensation expenses and the changes in the fair value of contingent purchase consideration payable, increased to RMB209.4 million (US$33.8 million) from RMB109.9 million in the comparative period in 2014. As a percentage of net revenue, adjusted operating expenses were 24.3%, compared with 18.8% in the comparative period in 2014 and 27.5% in the fourth quarter of 2014.

Sales and marketing expenses increased by 113.2% to RMB90.4 million (US$14.6 million) from RMB42.4 million in the comparative period in 2014, primarily due to an increase in the number of the sales and service personnel in the Company’s overall business and acquisitions of businesses with higher sales and marketing expenses.

General and administrative expenses decreased by 28.0% to RMB129.2 million (US$20.8 million) from RMB179.4 million in the comparative period in 2014, primarily due to the one-time expense related to share-based compensation in the prior year period.

Research and development expenses increased by 35.0% to RMB34.0 million (US$5.5 million) from RMB25.2 million in the comparative period in 2014, which reflected the Company’s efforts to further strengthen its research and development capabilities and expand its cloud computing and CDN service offerings.

Change in the fair value of contingent purchase consideration payable was a loss of RMB20.9 million (US$3.4 million) in the first quarter of 2015, compared with a loss of RMB33.9 million in the comparative period in 2014.

ADJUSTED EBITDA: Adjusted EBITDA for the first quarter of 2015 increased by 47.8% to RMB166.9 million (US$26.9 million) from RMB112.9 million in the comparative period in 2014. Adjusted EBITDA margin for the quarter was 19.4% compared with 19.3% in the comparative period in 2014 and 18.8% in the fourth quarter of 2014. Adjusted EBITDA in the first quarter of 2015 excludes share-based compensation expenses of RMB46.5 million (US$7.5 million) and changes in the fair value of contingent purchase consideration payable of RMB20.9 million (US$3.4 million).

NET PROFIT/LOSS: Net loss for the first quarter of 2015 was RMB88.7 million (US$14.3 million), compared with a net loss of RMB151.4 million in the comparative period in 2014.

Adjusted net profit for the first quarter of 2015 was RMB18.9 million (US$3.1 million) compared with RMB33.0 million in the comparative period in 2014. Adjusted net profit in the first quarter of 2015 excludes share-based compensation expenses of RMB46.5 million (US$7.5 million), amortization of intangible assets derived from acquisitions of RMB40.2 million (US$6.5 million), changes in the fair value of contingent purchase consideration payable and related deferred tax impact of RMB20.9 million (US$3.4 million) in the aggregate. Adjusted net margin was 2.2%, compared with 5.6% in the comparative period in 2014 and 0.8% in the fourth quarter of 2014.

EARNING/LOSS PER SHARE: Diluted loss per ordinary share for the first quarter of 2015 was RMB0.23, which represents the equivalent of RMB1.38 (US$0.22) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Adjusted diluted earnings per share for the first quarter of 2015 was RMB0.02, which represents the equivalent of RMB0.12 (US$0.02) per ADS. Adjusted earnings per share is calculated using adjusted net profit as discussed above divided by the weighted average number of shares.

As of March 31, 2015, the Company had a total of 503.6 million ordinary shares outstanding, or the equivalent of 83.9 million ADSs.

BALANCE SHEET: As of March 31, 2015, the Company’s cash and cash equivalents and short-term investment were RMB2.02 billion (US$326.1 million). Taking into consideration the equity investment transactions with Kingsoft, Xiaomi and Temasek for a total amount of US$296 million, for which the funds have been received by the Company as of the date of this earnings release, the Company’s cash, cash equivalents and short-term investments on a pro forma basis totaled approximately RMB3.2 billion (US$516.2 million).

First Quarter 2015 Operational Highlights

•	Monthly Recurring Revenues (“MRR”) per cabinet was RMB10,031 in the first quarter of 2015, compared with RMB10,400 in the fourth quarter of 2014.

•	Total cabinets under management increased to 22,024 as of March 31, 2015, from 21,522 as of December 31, 2014, with 14,911 cabinets in the Company’s self-built data centers and 7,113 cabinets in its partnered data centers.

•	Utilization rate was 65.0% in the first quarter of 2015, compared with 70.2% in the fourth quarter of 2014.

•	Hosting churn rate, which is based on the Company’s core IDC business, was 0.19% in the first quarter of 2015, compared with 0.25% in the fourth quarter of 2014.

Recent Developments

On April 1, 2015, the Company announced the extension of the commercial operator agreement with Microsoft Corporation for four years until December 31, 2018, to provide Microsoft’s premier commercial cloud services, Windows Azure and Office 365, in China. In April 2015, the Company introduced the first group of cloud solution service partners – GigaTrust, BitTitan, AvePoint and BlueCloud Terminal Storage – on the Windows Azure and Office 365 platforms, with more partners expected within the next 12 months. The primary objective is to help further improve the overall user experience including migration, deployment and application development on the public cloud platforms.

In May 2015, the Company appointed Mr. Erfei Liu and Mr. Steve Zhenqing Zhang as new independent directors to its Board of Directors (the “Board”), effective on May 26, 2015. Ms. Hongwei Jenny Lee, will step down from the Board due to personal reasons, also effective on May 26, 2015.

Mr. Erfei Liu brings to the board extensive experience as a senior executive in the Asian financial markets. From 1999 to 2012, Mr. Liu was Chairman of Merrill Lynch China initially and Country Executive of Bank of America Merrill Lynch after 2009. In addition to his various investment banking responsibilities, he was also in charge of the firm’s private equity business in Greater China from 2006 to 2010. Prior to joining Merrill Lynch, Mr. Liu worked as head of Asia for Goldman Sachs, Morgan Stanley, Smith Barney and Indosuez. Mr. Liu received an MBA from Harvard Business School and Bachelor’s degrees from Brandeis University and from Beijing Foreign Languages University.

Mr. Steve Zhenqing Zhang served as AsiaInfo’s President and CEO for nine years from 2005 to 2014 and currently serves as the vice chairman of AsiaInfo. Mr. Zhang was named one of the 25 most influential business leader in Asia in 2012 by Fortune Magazine. He also led the company through a successful privatization process from the NASDAQ market. Mr. Zhang joined AsiaInfo in 1999 and held various senior level positions before becoming President and CEO. Mr. Zhang holds a doctorate degree in information science from the University of Pisa, a master’s degree in computer science from the Rice University and a bachelor’s degree in science from Tsinghua University.

Mr. Steve Zhenqing Zhang will also serve as a member of the nomination and corporate governance committee. Mr. Kenneth Chung-Hou Tai, who has served as an independent director since October 2012, will replace Ms. Hongwei Jenny Lee as a member of the audit committee. Mr. Hongjiang Zhang, who has served as an independent director since January 2015, will replace Ms. Hongwei Jenny Lee as a member of the compensation committee.

Financial Outlook

For the second quarter of 2015, the Company expects net revenues to be in the range of RMB886 million to RMB922 million, representing approximately 37% growth year-over-year at the mid point. Adjusted EBITDA is expected to be in the range of RMB152 million to RMB172 million, representing approximately 23% growth year-over-year at the mid point. For the full year 2015, the Company now expects net revenues to be in the range of RMB3.91 billion to RMB4.11 billion, representing approximately 39% growth over 2014 at the mid point. Adjusted EBITDA for the full year 2015 is expected to be in the range of RMB760 million to RMB860 million, representing approximately 45% growth over 2014 at the mid point. These forecasts reflect the Company’s current and preliminary view, which may be subject to change.

Conference Call

The Company will hold a conference call on Tuesday, May 26, 2015 at 8:00 pm Eastern Time, or Wednesday, May 27, 2015 at 8:00 am Beijing Time to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3018-6776
Conference ID:	# 30908762

The replay will be accessible through June 2, 2015 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-90034211
Conference ID:	# 30908762

A live and archived webcast of the conference call will be available through the Company’s investor relation website at

http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: adjusted gross profit, adjusted gross margin, adjusted operating expenses, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic earnings per share, adjusted diluted earnings per share, adjusted basic earnings per ADS and adjusted diluted earnings per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.1990 to US$1.00, the noon buying rate in effect on March 31, 2015 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud services, content delivery network services, last-mile wired broadband services and business VPN services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter and full year of 2015 and quotations from management in this announcement, as well as 21Vianet’s strategic and operational plans, contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Eric Chu, CFA

+1 908 707 2062

IR@21Vianet.com

Joseph Cheng

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Calvin Jiang

+1 (646) 405-4922

IR@21Vianet.com

Source: 21Vianet Group, Inc.

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2014	March 31, 2015
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	644,415	1,277,414	206,068
Restricted cash	161,649	138,196	22,293
Accounts and notes receivable, net	739,945	747,874	120,644
Short-term investments	911,242	744,346	120,075
Inventories	10,059	10,690	1,724
Prepaid expenses and other current assets	309,441	386,696	62,379
Deferred tax assets	35,002	35,482	5,724
Amount due from related parties	54,867	55,200	8,905

Total current assets	2,866,620	3,395,898	547,812
Non-current assets:
Property and equipment, net	3,036,707	3,181,138	513,170
Intangible assets, net	1,404,453	1,373,504	221,569
Land use right	66,175	65,803	10,615
Deferred tax assets	42,573	43,591	7,032
Goodwill	1,755,970	1,755,970	283,267
Long term investments	126,307	157,847	25,463
Restricted cash	121,415	122,696	19,793
Amount due from related parties	98,500	98,500	15,890
Other non-current assets	121,461	134,250	21,657

Total non-current assets	6,773,561	6,933,299	1,118,456

Total assets	9,640,181	10,329,197	1,666,268

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	160,181	201,000	32,425
Accounts and notes payable	386,074	427,550	68,971
Accrued expenses and other payables	599,491	568,662	91,734
Deferred revenue	347,441	340,421	54,915
Advances from customers	97,679	106,212	17,134
Income taxes payable	35,013	46,471	7,497
Amounts due to related parties	326,804	346,934	55,966
Current portion of long-term bank borrowings	955,647	955,174	154,085
Current portion of capital lease obligations	71,939	79,771	12,868
Current portion of deferred government grant	6,150	7,722	1,246
Current portion of bonds payable	—	264,174	42,616
Deferred tax liabilities	2,696	263	42

Total current liabilities	2,989,115	3,344,354	539,499
Non-current liabilities:
Long-term bank borrowings	61,673	101,281	16,338
Deferred revenue	74,044	71,686	11,564
Amounts due to related parties	280,728	273,105	44,056
Unrecognized tax benefits	20,453	21,739	3,507
Deferred tax liabilities	310,340	302,139	48,740
Non-current portion of capital lease obligations	511,679	505,522	81,549
Non-current portion of deferred government grant	27,422	33,450	5,396
Bonds payable	2,264,064	2,000,000	322,633
Mandatorily redeemable noncontrolling interests	100,000	100,000	16,132

Total non-current liabilities	3,650,403	3,408,922	549,915

Redeemable noncontrolling interests	773,706	773,637	124,800

Shareholders’ equity
Treasury stock	(213,665)	(213,665)	(34,468)
Ordinary shares	26	33	5
Additional paid-in capital	4,225,029	6,081,402	981,030
Accumulated other comprehensive income loss	(65,754)	(63,069)	(10,174)
Statutory reserves	52,263	55,886	9,015
Accumulated deficit	(1,794,975)	(1,895,325)	(305,746)
Receivable for issuance of ordinary shares	—	(1,181,824)	(190,648)

Total 21Vianet Group, Inc. shareholders’ equity	2,202,924	2,783,438	449,014

Non-controlling interest	24,033	18,846	3,040

Total shareholders’ equity	2,226,957	2,802,284	452,054

Total liabilities and shareholders’ equity	9,640,181	10,329,197	1,666,268

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended
	March 31, 2014	December 31, 2014	March 31, 2015
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Hosting and related services	404,375	596,221	613,228	98,924
Managed network services	181,620	257,689	246,879	39,825

Total net revenues	585,995	853,910	860,107	138,749
Cost of revenues	(425,369)	(615,877)	(629,762)	(101,591)

Gross profit	160,626	238,033	230,345	37,158
Operating expenses
Sales and marketing expenses	(42,393)	(100,075)	(90,400)	(14,583)
General and administrative expenses	(179,394)	(159,576)	(129,208)	(20,843)
Research and development expenses	(25,205)	(39,906)	(34,031)	(5,490)
Changes in the fair value of contingent purchase consideration payable	(33,928)	(44,789)	(20,946)	(3,379)

Total operating expenses	(280,920)	(344,346)	(274,585)	(44,295)

Operating loss	(120,294)	(106,313)	(44,240)	(7,137)
Interest income	21,240	12,862	13,830	2,231
Interest expense	(48,977)	(66,531)	(71,867)	(11,593)
(Loss) gain from equity method investment	(376)	78	11,295	1,822
Other income	3,617	15,413	1,660	268
Other expense	(21)	(70)	(951)	(153)
Foreign exchange gain (loss)	937	(8,756)	10,167	1,640

Loss before income taxes	(143,874)	(153,317)	(80,106)	(12,922)
Income tax expense	(7,552)	(2,168)	(8,563)	(1,381)

Consolidated net loss	(151,426)	(155,485)	(88,669)	(14,303)
Net profit attributable to non-controlling interest	(348)	(18,603)	(8,058)	(1,300)

Net loss attributable to ordinary shareholders	(151,774)	(174,088)	(96,727)	(15,603)

Loss per share
Basic	(0.38)	(0.44)	(0.23)	(0.04)
Diluted	(0.38)	(0.44)	(0.23)	(0.04)
Shares used in loss per share computation
Basic*	399,728,129	400,031,170	432,372,059	432,372,059
Diluted*	399,728,129	400,031,170	432,372,059	432,372,059

Loss per ADS (6 ordinary shares equal to 1 ADS)
Basic	(2.28)	(2.64)	(1.38)	(0.22)
Diluted	(2.28)	(2.64)	(1.38)	(0.22)

*	Shares used in loss per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended
	March 31, 2014	December 31, 2014	March 31, 2015
	RMB	RMB	RMB	US$
Gross profit	160,626	238,033	230,345	37,158
Plus: Share-based compensation expense	1,668	3,722	2,212	357
Plus: Amortization of intangible assets derived from acquisitions	8,798	48,953	40,169	6,480

Adjusted gross profit	171,092	290,708	272,726	43,995

Adjusted gross margin	29.2%	34.0%	31.7%	31.7%
Operating expenses	(280,920)	(344,346)	(274,585)	(44,295)
Plus: Share-based compensation expense	137,047	65,144	44,244	7,137
Plus: Changes in the fair value of contingent purchase consideration payable	33,928	44,789	20,946	3,379

Adjusted operating expenses	(109,945)	(234,413)	(209,395)	(33,779)

Net loss	(151,426)	(155,485)	(88,669)	(14,303)
Plus: Share-based compensation expense	138,715	68,866	46,456	7,494
Plus: Amortization of intangible assets derived from acquisitions	8,798	48,953	40,169	6,480
Plus: Changes in the fair value of contingent purchase consideration payable and related deferred tax impact	36,912	44,789	20,946	3,379

Adjusted net profit	32,999	7,123	18,902	3,050

Adjusted net margin	5.6%	0.8%	2.2%	2.2%
Net loss	(151,426)	(155,485)	(88,669)	(14,303)
Minus: Provision for income taxes	(7,552)	(2,168)	(8,563)	(1,381)
Minus: Interest income	21,240	12,862	13,830	2,231
Minus: Interest expense	(48,977)	(66,531)	(71,867)	(11,593)
Minus: Exchange gain (loss)	937	(8,756)	10,167	1,640
Minus: (Loss) gain from equity method investment	(376)	78	11,295	1,822
Minus: Other income	3,617	15,413	1,660	268
Minus: Other expense	(21)	(70)	(951)	(153)
Plus: Depreciation	46,326	93,240	93,878	15,144
Plus: Amortization	14,257	59,536	49,876	8,046
Plus: Share-based compensation expense	138,715	68,866	46,456	7,494
Plus: Changes in the fair value of contingent purchase consideration payable	33,928	44,789	20,946	3,379

Adjusted EBITDA	112,932	160,118	166,916	26,926

Adjusted EBITDA margin	19.3%	18.8%	19.4%	19.4%

Adjusted net profit	32,999	7,123	18,902	3,050
Less: Net profit attributable to non-controlling interest	(348)	(18,603)	(8,058)	(1,300)
Adjusted net profit (loss) attributable to the Company’s ordinary shareholders	32,651	(11,480)	10,844	1,750

Adjusted earnings (loss) per share
Basic	0.08	(0.03)	0.02	0.00
Diluted	0.08	(0.03)	0.02	0.00
Shares used in adjusted earnings (loss) per share computation:
Basic*	399,728,129	400,031,170	432,372,059	432,372,059
Diluted*	414,017,635	400,031,170	444,663,246	444,663,246

Earnings (loss) per ADS (6 ordinary shares equal to 1 ADS)
Basic	0.48	(0.18)	0.12	0.02
Diluted	0.48	(0.18)	0.12	0.02

*	Shares used in adjusted earnings (loss) per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	December 31, 2014	March 31, 2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(155,485)	(88,669)	(14,303)
Adjustments to reconcile net profit to net cash generated from operating activities:
Foreign exchange loss (gain)	8,756	(10,167)	(1,640)
Changes in the fair value of contingent purchase consideration payable	44,789	20,946	3,379
Depreciation of property and equipment	93,240	93,878	15,144
Amortization of intangible assets	59,536	47,709	7,696
(Gain) Loss on disposal of property and equipment	(133)	131	21
Provision for doubtful accounts and other receivables	5,946	1,335	215
Share-based compensation expense	68,866	46,456	7,494
Deferred income taxes benefit	(13,500)	(12,132)	(1,957)
Gain from equity method investment	(78)	(11,295)	(1,822)
Changes in operating assets and liabilities
Restricted cash	(28,139)	14,739	2,378
Inventories	(1,682)	(631)	(102)
Accounts and notes receivable	8,442	(9,264)	(1,494)
Unrecognized tax expense	7,072	1,286	207
Prepaid expenses and other current assets	62,870	(86,716)	(13,989)
Amounts due from related parties	(2,844)	9,670	1,560
Accounts and notes payable	(3,321)	41,476	6,691
Accrued expenses and other payables	(44,215)	36,153	5,832
Deferred revenue	(7,305)	(9,378)	(1,513)
Advances from customers	18,114	8,533	1,377
Income taxes payable	(9,897)	11,458	1,848
Amounts due to related parties	3,879	(1,308)	(211)
Deferred government grants	(3,133)	7,600	1,226

Net cash generated from operating activities	111,778	111,810	18,037

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(191,087)	(305,648)	(49,306)
Purchases of intangible assets	(18,181)	(16,335)	(2,635)
Proceeds from disposal of property and equipment	6,980	116	19
Rental payment of capital leases	(30,716)	—	—
Loans to third parties	(21)	(2,030)	(327)
Loans to related parties	(185)	—	—
Payments for short-term investments	—	(733,104)	(118,262)
Proceeds received from maturity of short-term investments	55,877	900,000	145,185
Payments for acquisitions, net of cash acquired	118		—
Payments for long-term investments	—	(20,245)	(3,266)

Net cash used in investing activities	(177,215)	(177,246)	(28,592)

CASH FLOWS FROM FINANCING ACTIVITIES
Restricted cash	(5,105)	8,714	1,406
Proceeds from exercise of stock options	384	1,802	291
Proceeds from shareholders	—	626,674	101,093
Proceeds from long-term bank borrowings	38,952	42,213	6,810
Proceeds from short-term bank borrowings	61,000	70,000	11,292
Repayments of short-term bank borrowings	(119,866)	(29,181)	(4,707)
Repayments of long-term bank borrowings	(12,204)	(3,086)	(498)
Payments for acquisitions	(503,370)	—	—
Payments for the purchase of noncontrolling interest, net of cash acquired -Ningbo Tech		(8,000)	(1,291)
Payments for capital leases	—	(12,341)	(1,991)

Net cash used in financing activities	(540,209)	696,795	112,405

Effect of foreign exchange rate changes on cash and short term investments	(68)	1,640	265
Net decrease in cash and cash equivalents	(605,714)	632,999	102,115
Cash and cash equivalents at beginning of period	1,250,129	644,415	103,953

Cash and cash equivalents at end of period	644,415	1,277,414	206,068